As filed with the SEC on February 19, 2003

Securities and Exchange Commission
Washington, D.C. 20549

SCHEDULE 13D/A

Under the Securities Exchange Act of 1934
(Amendment No. 1)

ADS Media Group, Inc.
(Name of Issuer)

Common Stock, par value $0.001
(Class of Securities)

00100X106
(CUSIP Number)

EWMW Limited Partnership
2414 Jarratt Ave.
Austin, Texas 78703
(512) 480-3156

(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

January 30, 2003, January 31, 2003, February 6, 2003, February 18, 2003
  (Date of Event which Requires Filing of this Statement)

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(1)        Names of Reporting Persons:
            EWMW Limited Partnership
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(2)        Check the appropriate box if a member of a group:
            (a)  [   ]
            (b)  [X]
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(3)        SEC Use Only

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(4)        Source of Funds:
            WC
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(5)        Check if disclosure of legal proceedings is required pursuant to Items 2(d) or
            2(e).  [   ]
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(6)        Citizenship or place of organization:
            Texas
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Number of shares beneficially owned by each person with:

(7)	Sole voting power	EWMW Limited Partnership	818,754 Shares Common
71 Shares Preferred
(8)	Shared voting power	None

(9)	Sole dispositive power	EWMW Limited Partnership	818,754 Shares Common
71 Shares Preferred
(10)	Shared dispositive power	None

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(11)      Aggregate amount beneficially owned by each reporting person.
            EWMW Limited Partnership                 818,754 Shares Common
            EWMW Limited Partnership                 71 Shares Preferred
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(12)      Check if the aggregate amount in row (11) excludes certain shares  [   ]
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(13)      Percent of class represented by amount in Row (11)
            4.16% (See Item 5 for calculation of outstanding shares.)
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(14)      Type of reporting person:
            PN
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The Schedule 13D previously filed on January 25, 2001, is hereby amended as follows:

Item 1       Security and Issuer

The response to Item 1 is amended by adding the following:

This report relates to the common stock, par value $0.001 per share, of ADS Media Group, Inc. (“ADSM”) formerly known as National Health & Safety Corporation (“NHLT”), located at 3811 Bee Cave Road, Suite 210, Austin, Texas 78746.  On January 30, 2003, the shareholders of NHLT approved amendments to the Articles of Incorporation which effected, as of February 6, 2003, a one for one hundred reverse stock split and a change of NHLT’s name to ADS Media Group, Inc.  ADSM was then acquired by Alternative Delivery Solutions, Inc. on January 31, 2003.

On February 18, 2003, ADSM issued 15,000,000 (post reverse split) shares of ADSM to unaffiliated third parties in exchange for their shares in ADS, as a result of the Stock Exchange Agreement by and between ADSM and ADS.  ADSM also issued 1,128,921 (post reverse split) shares of ADSM to unaffiliated third parties to pay outstanding debt.  Because of the issuance of those shares, EWMW Limited Partnership is no longer a 5% shareholder.

Item 2       Identity and Background

The response to Item 2 is correct in its entirety.

Item 3       Source and Amount of Funds or Other Consideration

The response to Item 3 is amended by adding the following:

On October 21, 2002, NHLT agreed to issue 7,125,000 (pre reverse split) shares to EWMW Limited Partnership in exchange for debt at the market price of $0.002 per share.

Item 4       Purpose of Transaction

The response to Item 4 is amended by adding the following:

See Item 3.

Item 5       Interest in Securities of the Issuer

The response to Item 5 is deleted in its entirety and replaced with the following:

Person:	EWMW Limited Partnership
No. Shares Owned:	818,754 Shares of Common Stock
71 Shares of Preferred Stock
Total Shares Converted to Common	819,109 Shares
Percent of Outstanding shares (1)	4.16%

(1) Percentage of shares owned assumes conversion of all voting preferred stock to common stock and is based on the following voting equity shares known to the reporting person to be outstanding.

Common stock outstanding at February 18, 2003	19,666,780

Item 6             Contracts, Arrangements, Understandings or Relationships with Respect to
                        Securities of the Issuer

See Items 3 and 4.

Item 7             Exhibits

1.  Stock Exchange Agreement and Amendments 1 and 2 to the Stock Exchange Agreement.

2.  Meeting minutes from the October 7, 2002 Board of Directors meeting.

3.  Letter signed by directors verifying issuance of shares to reconcile debt.

Signatures

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

EWMW Limited Partnership

Date: February 18, 2003
Sandy Watkins
By: Sandy Watkins, General Partner